December 13, 2006

Jeffrey C. Thacker
Jeff.Thacker@hellerehrman.com
Direct +1.858.450.5765
Via EDGAR	Direct Fax +1.858.587.5920
Via Federal Express	Main +1.858.450.8400
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	Artes Medical, Inc. Registration Statement on Form S-1 (File No. 333-134086)
Dear Mr. Riedler:
     We are submitting this letter on behalf of Artes Medical, Inc. (the “Company”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-134086), as amended through Amendment No. 4 filed on November 27, 2006 (the “Registration Statement”). Concurrently herewith, we are filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 to the Registration Statement (“Amendment No. 5”) on behalf of the Company.
     For your convenience, enclosed is a copy of Amendment No. 5, marked to show changes from the most recent amendment (Amendment No. 4) to the Registration Statement. The changes have been made primarily to update the Company’s disclosures regarding its patents, to make certain revisions under the captions “Shares Eligible for Future Sale” and “Underwriting,” and to file Exhibits 3.7 and 4.1 to the Registration Statement.
*  *  *
     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 450-5765. Thank you very much for your assistance with this matter.

Very truly yours,
/s/ Jeffrey C. Thacker
Jeffrey C. Thacker

Encl.

cc:	Sonia Barros John Krug Vanessa Robertson Oscar Young Diane S. Goostree (w/o encl.) Peter C. Wulff (w/o encl.)